Exhibit 99.1

LONE STAR VALUE CRITICIZES THE VIOLATION OF SHAREHOLDER RIGHTS AND LACK OF BOARD INDEPENDENCE AT DAKOTA PLAINS

Questions Motives Given No Progress on Strategic Alternatives Review Process

“New” Board Is More of the Same

NEW YORK, June 24, 2015 – Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”, “we”, or “us”) is a significant, long-term shareholder of Dakota Plains Holdings, Inc. (“Dakota Plains” or the “Company”) (NYSE MKT: DAKP) with ownership of over 4.3 million shares of common stock, representing almost 8% ownership of the Company and making us the Company’s largest shareholder.  Lone Star Value invests in undervalued, small-cap companies and seeks to engage with its portfolio companies to maximize value for all shareholders.

Harm to Shareholder Rights

As recounted in our April 14, 2015 press release regarding Dakota Plains, we made every effort earlier this year to constructively engage with the Company’s Board of Directors (the “Board”) with a goal of maximizing shareholder value, rights, and representation for the benefit of all DAKP shareholders.  Unfortunately, in the middle of these discussions, the Board abruptly adopted self-serving and shareholder-unfriendly entrenchment devices, including prohibiting shareholders from acting by written consent and calling special meetings prior to the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”).   The Board’s actions not only completely undermined their claims that they support good corporate governance, but also showed that while we were working hard to reach a settlement agreement for the benefit of all shareholders, the CEO and Board were focused on protecting their positions and were negotiating in bad faith.

Given this behavior, we were quite skeptical that the Board’s unilateral changes due to our involvement were done with the best interests of shareholders in mind.  The reactionary changes made by the Board included the addition of two new directors, the formation of a strategy committee, the hiring of an investment bank, and the commencement of a formal strategic alternatives review process.  Unfortunately, our skepticism has proven warranted.  On June 17th, the Board announced it unilaterally extended the suspension of shareholders’ ability to act by written consent and call special meetings for another year, through the 2016 Annual Meeting of Stockholders.

Board’s Lack of Independence

The “new” Board appears to be more of the same given it and the CEO are continuing to place their personal interests above those of the shareholders.  As we feared and cautioned in our April 2015 press release, the two new directors added to the Board appear to be nothing more than lackeys following the lead of CEO Craig McKenzie by supporting a culture of curbing shareholder rights to further the interests of an entrenched CEO and Board.  While CEO McKenzie “stepped down” as Chairman at the end of February 2015, for example, the appointment of his longtime friend and business connection, Adam Kroloff, as Chairman all but ensured that it would be business as usual at Dakota Plains.  Due to CEO McKenzie and Mr. Kroloff’s service together at BP Amoco and Toreador Resources Corporation (“Toreador”), and the fact that Toreador’s stock price declined by more than 60% while Mr. Kroloff served as a director, we openly questioned whether Mr. Kroloff was hired for his ability to deliver value for shareholders or, more likely, for his loyalty to CEO McKenzie.  The Board’s recent decision to once again violate shareholder rights demonstrates that the Board and CEO remain preoccupied with protecting their positions and reinforces our belief that Mr. Kroloff was appointed for his loyalty to CEO McKenzie and his shareholder-unfriendly agenda.

Further evidence of the Board’s lack of independence can be found in the alarming amount of CEO compensation and the pattern of unnecessarily increasing the CEO’s base salary.  CEO McKenzie was hired on February 8, 2013 for a three-year term at a base salary of $350,000.  On March 12, 2014, after barely over a year of service on a three year contract, CEO McKenzie received a 21% raise to $425,000 on a new three-year contract.  Most alarming, CEO McKenzie has been paid almost $5 million over the past two years despite an almost 70% decline in DAKP’s stock price over this time.  In addition, the Board compensation is $150,000 per director per year which is excessive given DAKP’s stock price performance and its size at approximately $70 million in market capitalization.  Excessive Board and CEO compensation combined with a large salary increase one year into a three year contract strongly suggest a Board captive to the CEO and makes us question the independence of the Dakota Plains Board.  We note that the Chairman of the Dakota Plains compensation committee under the “new” Board remains the same as before and we question this committee’s independence from the CEO.  We continue to believe the Board and CEO are using Dakota Plains as a personal compensation vehicle and they care more about maintaining this compensation structure than they do maximizing value for shareholders.

Impaired Credibility

We believe that the CEO’s issuance of 2015 guidance and the removal of that guidance a mere five months later have been incredibly damaging to shareholder value and the Company’s credibility.  On December 12, 2014, DAKP issued adjusted EBITDA guidance for 2015 of $23.4 million with the CEO saying on a conference call that day “while the volumes we are providing in our 2015 guidance represent significant growth over 2014, I believe they will prove conservative.” CEO McKenzie was insistent on this very precise guidance forecast by emphasizing that Dakota Plains “has take-or-pay contracts underpinning volumes and we’re hardly seeing any impact based on the lower oil prices, so we’re seeing a very strong business that is proving to be very defensive in this environment.”  In addition, on a March 16, 2015 conference call with investors regarding Q4 2014 earnings, CEO McKenzie reiterated the 2015 guidance saying “we are right in line with our 2015 plan…and we have no reason to believe that we’re not going to be meeting our guidance, so therefore today it is reiterated.”  In May 2015, a mere two months later, DAKP’s CEO removed the 2015 guidance saying “the conditions and assumptions underpinning that guidance have changed considerably over the last five months” and “it is no longer prudent to provide annual guidance.”

We see only two possible explanations for this pattern: either CEO McKenzie is not competent to be CEO because he doesn’t understand DAKP’s business or he was intentionally misleading shareholders in December 2014 and again in March 2015 because he feared a proxy battle and was willing to say anything to get past the nomination deadline.  On December 12, 2014 when CEO McKenzie first issued guidance for 2015, oil prices were $57.81 per barrel and on May 8th, 2015 when guidance was removed, oil prices had risen to $59.39 per barrel.  CEO McKenzie, however, cited “the decline in oil prices” as a reason behind the change in industry conditions, but on December 12, 2014 when 2015 guidance was first provided, oil prices had already declined almost 50% from their June 2014 highs.  Any knowledgeable oil industry executive could have foreseen a period of declining rig count and “uncertainty in industry conditions” following a 50% decline in oil prices.  Thus, we believe CEO McKenzie does not fully understand Dakota Plains’ business or he had ulterior motives or both.

Conclusion

Under the perceived threat of a proxy contest, the Board of Dakota Plains made commitments to its shareholders.  The Board and CEO, for example, committed to complete a robust strategic alternatives review process and maximize value for shareholders, with the most logical outcome being a sale of the Company to a MLP.  Under the guise of this commitment, the Board has once again deprived shareholders of the ability to act by written consent and call special meetings in violation of a promise made to us that the bylaw change made in February 2015 would be temporary and would expire at the conclusion of the 2015 Annual Meeting.  Meanwhile, there is no evidence of a robust strategic alternatives process being under way and in fact CEO McKenzie has backtracked on his previous promise to shareholders to complete such a process and maximize value for the shareholders of Dakota Plains.  We further note that DAKP shares have declined almost 70% during his tenure as CEO which, unfortunately, continues the pattern from McKenzie’s previous two CEO tenures, both of which he left abruptly.

We are confident that shareholders see through the Board’s thinly-veiled attempts to stay in power, and share our growing sense of frustration with the Board and CEO.  We will continue to monitor developments at Dakota Plains closely and reserve all of our rights to take any actions that we believe are necessary to protect the best interests of all shareholders.

About Lone Star Value Management:

Lone Star Value Management, LLC (“Lone Star Value”) is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.  Lone Star Value was founded by Jeff Eberwein who was formerly a Portfolio Manager at Soros Fund Management and Viking Global Investors.  Lone Star Value is based in Old Greenwich, CT.

Jeffrey E. Eberwein, Managing Member
Lone Star Value Management, LLC

Investor Contact:
John Glenn Grau
InvestorCom, Inc.
(203) 972-9300 ext. 11